Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

05008855

2nd June 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering
Assistant Manager
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

2 June 2005

Bradford & Bingley plc

International Financial Reporting Standards

Introduction

Bradford & Bingley plc announces the headline impacts of the financial changes arising from the introduction of International Financial Reporting Standards ("IFRS"), as endorsed by the EU. Previously, the Group has prepared its Financial Statements in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"). This announcement summarises the impacts of IFRS on the Group's 2004 results. Full details and analysis of these changes is available on the Group's website at www.bbg.co.uk

Highlights

- Accounting under IFRS does not affect the fundamentals of managing a banking business but reflects a different basis of measurement and presentation of its performance in any one accounting period. The business, its cash flows and hedging policies are unaffected by what is, in the main, an issue of the timing of the recognition of income, costs, assets, liabilities and capital.
- Under UK GAAP operating profit before tax and exceptionals for 2004 was reported at £280.2m.
- Under IFRS restated 2004 operating profit before tax and items classified as exceptional under UK GAAP is virtually unchanged at £280.4m.
- Earnings per share before items classified as exceptional under UK GAAP for 2004 under IFRS is 32.5 pence per share, 1.5 pence per share greater than previously reported under UK GAAP.
- The net impact of IFRS on the Group's tier 1 solvency ratio is a small increase of 0.2% to 7.5%.
- The effects on profit ("PBT") and earnings per share ("EPS") are set out in the following table:

Impact of IFRS on profit and EPS

For the 12 months ending 31 December 2004	**PBT**	**EPS**
	£m	**P**
UK GAAP operating profit before tax	**228.5**	

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements.

If you would like to discuss the information in this statement, please contact:

Investor Relations:

Katherine Conway

Bradford & Bingley plc

PO Box 88

Crossflatts

BD16 2UA

Tel: 01274 554928

Fax: 01274 551022

Email: katherine.conway@bbg.co.uk

Phillip McLelland

Bradford & Bingley plc

PO Box 88

Crossflatts

BD16 2UA

Tel: 01274 806112

Fax: 01274 554662

Email: phillip.mclelland@bbg.co.uk

Press Office:

Nickie Aiken

Bradford & Bingley plc

21-27 Lamb's Conduit Street

London

WC1N 3BD

Tel: 020 7067 5632

Fax: 020 7067 5655

Email: nickie.aiken@bbg.co.uk

END